FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

November 2, 2009

Securities and Exchange Commission
Washington, DC 20549
Attn.: John Reynolds, Assistant Director

Re:	China Water Group, Inc. (the “Issuer”) Form 10-K for the Fiscal Year Ended December 31, 2009 File Number 0-26175

Ladies and Gentlemen:

I am counsel to the Issuer.  Confirming my telephone conversation with the staff on Friday October 30, 2009, the Issuer is in receipt of the staff’s letter with respect to the above filing and is preparing its response.  The issuer’s response should be received by you no later than November 2, 2009.

If you require anything further with respect to the above, do not hesitate to contact the undersigned.

Very truly yours,

Frank J. Hariton